UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Results of Extraordinary General Meeting of Shareholders

 Item 1

Results of Extraordinary General Meeting of Shareholders

ICL Group Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders today, March 6, 2024 (the "Meeting"). At the Meeting, the shareholders voted on and approved, by the required majority, all proposals described in the Company’s Notice and Proxy Statement for the Meeting that was attached as Item 1 to the Report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on January 22, 2025.  The voting results for each proposal are set forth below.

1.	Approval of the compensation terms for the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson.

Votes For*	Votes Against*	Abstentions
585,545,853 95.14%	25,917,126 4.86%	176,279

* Excluding votes of controlling shareholders and shareholders who have a personal interest in the resolution.

2.	Approval of the grant of an equity-based award to the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson.

Votes For*	Votes Against*	Abstentions
592,338,802 96.24%	23,127,120 3.76%	173,338

* Excluding votes of controlling shareholders and shareholders who have a personal interest in the resolution.

3.	Approval of the renewal of the compensation terms of the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt.

Votes For*	Votes Against*	Abstentions
594,880,728 96.66%	20,579,598 3.34%	178,933

* Excluding votes of shareholders who have a personal interest in the resolution.

4.	Approval of the grant of an equity-based award to the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt.

Votes For*	Votes Against*	Abstentions
592,852,1570 96.32%	22,612,407 3.68%	174,676

* Excluding votes of shareholders who have a personal interest in the resolution.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: March 6, 2025

Press Contact
Adi Bajayo
ICL Spokesperson
+972-52-4454789
Adi.Bajayo@icl-group.com

Investor Relations Contact
Peggy Reilly Tharp
VP, ICL Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: March 6, 2025